UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )*

Supernova Partners Acquisition Company, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

86846V108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86846V108	Schedule 13G	Page 1 of 10

1	Names of Reporting Persons Supernova Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,861,250
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,861,250
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,861,250
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP NO. 86846V108	Schedule 13G	Page 2 of 10

1	Names of Reporting Persons Spencer M. Rascoff
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,861,250
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,861,250
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,861,250
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.7%
12	Type of Reporting Person IN

CUSIP NO. 86846V108	Schedule 13G	Page 3 of 10

1	Names of Reporting Persons Alexander Klabin
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,861,250
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,861,250
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,861,250
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.7%
12	Type of Reporting Person IN

CUSIP NO. 86846V108	Schedule 13G	Page 4 of 10

1	Names of Reporting Persons Robert Reid
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,861,250
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,861,250
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,861,250
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.7%
12	Type of Reporting Person IN

CUSIP NO. 86846V108	Schedule 13G	Page 5 of 10

1	Names of Reporting Persons Michael S. Clifton
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,861,250
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,861,250
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,861,250
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.7%
12	Type of Reporting Person IN

CUSIP NO. 86846V108	Schedule 13G	Page 6 of 10

ITEM 1.	(a) Name of Issuer:

Supernova Partners Acquisition Company, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

4301 50th Street NW, Suite 300, PMB 1044, Washington, D.C. 20016.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Supernova Partners LLC (“Sponsor”);

Spencer M. Rascoff;

Alexander Klabin;

Robert Reid; and

Michael S. Clifton.

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is C/O Supernova Partners Acquisition Co. Inc. 4302 50th Street NW, Suite 300, PMB 1044, Washington, D.C. 20016.

(c)	Citizenship of each Reporting Person is:

Sponsor is organized under the laws of the state of Delaware. Each of the other Reporting Persons are citizens of the United States.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

86846V108

ITEM 3.

Not applicable.

CUSIP NO. 86846V108	Schedule 13G	Page 7 of 10

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2020, based upon 40,250,000 shares of Common Stock outstanding as of December 4, 2020 based on the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 4, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Supernova Partners LLC	9,861,250	19.7%	0	9,861,250	0	9,861,250
Spencer M. Rascoff	9,861,250	19.7%	0	9,861,250	0	9,861,250
Alexander Klabin	9,861,250	19.7%	0	9,861,250	0	9,861,250
Robert Reid	9,861,250	19.7%	0	9,861,250	0	9,861,250
Michael S. Clifton	9,861,250	19.7%	0	9,861,250	0	9,861,250

Sponsor is the record holder of 9,861,250 shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible into Common Stock on a one-for-one basis at the option of the holder thereof.

Sponsor is governed by a board of managers consisting of Messrs. Rascoff, Klabin, Reid, and Clifton. As a result, each of Messrs. Rascoff, Klabin, Reid, and Clifton may be deemed to share beneficial ownership of the shares of Common Stock owned by Sponsor.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP NO. 86846V108	Schedule 13G	Page 8 of 10

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP NO. 86846V108	Schedule 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2021

Supernova Partners LLC

By:	/s/ Michael S. Clifton
Name:	Michael S. Clifton
Title:	Manager

Spencer M. Rascoff

/s/ Michael S. Clifton, Attorney-in-Fact

Alexander M. Klabin

/s/ Michael S. Clifton, Attorney-in-Fact

Robert D. Reid

/s/ Michael S. Clifton, Attorney-in-Fact

Michael S. Clifton

/s/ Michael S. Clifton

CUSIP NO. 86846V108	Schedule 13G	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description

24.1	Power of Attorney for Spencer M. Rascoff

24.2	Power of Attorney for Alexander M. Klabin

24.3	Power of Attorney for Robert D. Reid

99.1	Joint Filing Agreement.